Mail Stop 3561

September 1, 2009

Peter Gilcud
President
Green Star Alternative Energy, Inc.
7676 Hazard Center Drive, Suite 500
San Diego, California 92108

> **Re:** **Green Star Alternative Energy, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 7, 2009**
> **File No. 000-53627**

Dear Mr. Gilcud:

Your most recent registration statement includes financial statements audited by Moore & Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

In your disclosure under Item 14 of Form 10, please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

       If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your registration statement, please also disclose this fact under Item 14 of Form 10. Refer to Item 14 of Form 10 and Item 304 of Regulation S-K.
.

       Please advise us as to how you intend to address any re-audit requirements no later than September 15, 2009. If you have any questions, I can be reached at 202-551-3849

Sincerely,

James Allegretto
Senior Assistant Chief Accountant

cc: William Aul, Esq.
    Via facsimile to (619) 542-0555